Mail Stop 3561

August 2, 2007

Robert Panico
President and Chief Executive Officer
Gateway Energy Corporation
500 Dallas Street
Suite 2615
Houston, TX 77002

> **Re:** **Gateway Energy Corporation**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 0-06404**

Dear Mr. Panico:

We have completed our review of your Form 10-KSB and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief